FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of December

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

2 December 2025

STATEMENT ON THE BANK OF ENGLAND
2025 BANK CAPITAL STRESS TEST RESULTS

HSBC Holdings plc notes the publication today of the Bank of England's 2025 Bank Capital Stress Test ('BCST') results.

The Bank of England's 2025 BCST results are available to view in full at: www.bankofengland.co.uk/stress-testing

Investor enquiries to:

Alastair Ryan (London)	+44 (0)20 7991 2643	alastair.ryan@hsbc.com
Yafei Tian (Hong Kong)	+852 2899 8909	yafei.tian@hsbc.com.hk

Media enquiries to:

UK Press Office	+44 (0) 20 7991 8096	pressoffice@hsbc.com

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of HSBC, is headquartered in London. HSBC serves customers worldwide from offices in 57 countries and territories. With assets of US$3,234bn at 30 September 2025, HSBC is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 02 December 2025